R14.58(1)

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R13.51A

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION (Incorporated in the Cayman Islands with limited liability) (STOCK CODE: 0981)
Non-Exempt Continuing Connected Transactions With Datang

Reference is made to the Announcement dated 8 January 2009 and the
Circular dated 16 January 2009 relating to the entering into of the Strategic
Cooperation Agreement by the Company and Datang regarding the Non-Exempt
Continuing Connected Transactions for a term of two years commencing on 24
December 2008.
The terms (including the Previous Cap of US$100,000,000 for the period commencing on 24 December 2008 and ending on the date of the upcoming AGM) of the Strategic Cooperation Agreement were approved by the Shareholders at the
EGM which was held on 3 February 2009.
Given that the period in which the Previous Cap applies is due to expire and that the Company expects the maximum amount of revenue and/or expenses to be generated by the Company from the Non-Exempt Continuing Transactions will result in the relevant Percentage Ratios, on an annual basis, of more than
2.5%, the Company would like to set new caps, being the New Proposed Caps of
US$50,000,000 and US$100,000,000 for the 2009 Relevant Period and the 2010
Relevant Period, respectively, being the remaining term of the Strategic
Cooperation Agreement.
The New Proposed Caps are subject to the reporting, announcement and independent Shareholders’ approval requirements under Chapter 14A.45 to 14A.47 and 14A.48 of the Listing Rules. Datang, being a Connected Person of the
Company, is required under the Listing Rules to abstain from voting in relation to the New Proposed Caps.

An independent board committee comprising independent non-executive directors of the Company will be formed to consider, and an independent financial adviser will be appointed to advise the independent board committee and the independent
Shareholders on, the Proposed New Caps.
The Company proposes to include in its AGM circular, among other things, (i) a letter from the board of Directors containing details of the New Proposed Caps,
(ii) a letter from an independent financial adviser setting out its advice in connection with the New Proposed Caps, (iii) recommendations of the independent board committee in connection with the New Proposed Caps and (iv) a notice convening the upcoming AGM (at which the New Proposed Caps will be considered), which will be despatched to the Shareholders in accordance with the relevant requirements under the Listing Rules as soon as possible.

R14.58(3), (4), (5), (8) R14.60(1), (2) R14A.56(2)

INTRODUCTION
Reference is made to the Announcement and the Circular relating to the entering into of the Strategic Cooperation Agreement by the Company and Datang regarding the Non-Exempt Continuing Connected Transactions, namely, the provision of semiconductors fabrication services by the Company to Datang, the sharing of the Company and Datang’s respective technological research and development resources, the co-operation in the development of international markets and globalisation of the Company and Datang’s respective businesses, and the making of the Company and Datang’s joint efforts to apply for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector, for a term of two years commencing on 24
December 2008.
The terms (including the Previous Cap of US$100,000,000 for the period commencing on 24 December 2008 and ending on the date of the upcoming AGM) of the Strategic Cooperation Agreement were approved by the Shareholders at the
EGM.
Given that the period in which the Previous Cap applies is due to expire and that the Company expects the maximum amount of revenue and/or expenses to be generated by the Company from the Non-Exempt Continuing Transactions will result in the relevant Percentage Ratios, on an annual basis, of more than
2.5%, the Company would like to set new caps, being the New Proposed Caps of
US$50,000,000 and US$100,000,000 for the 2009 Relevant Period and the 2010
Relevant Period, respectively.

R14A.56(4)

BASIS OF DETERMINATION OF THE NEW PROPOSED CAPS
The New Proposed Caps are US$50,000,000 and US$100,000,000 for the 2009
Relevant Period and the 2010 Relevant Period, respectively, a substantial portion of each of which represents the maximum revenue expected to be generated by the Company from any of the Non-Exempt Continuing Transactions during the Relevant Periods. In arriving at the New Proposed Caps, the Company has considered the potential level of Non-Exempt Continuing Transactions
(especially the level of fabrication services and IP design services it may potentially provide) in light of current market conditions of the TD-SCDMA industry and the technological capability of the Company, having regard to the
Company’s historical revenues and the part thereof attributable to communication products, as well as the anticipated mix of the Company’s products therein and the fact that TD-SCDMA is one of the three technologies behind the third generation (3-G) telecommunications standard.
During the period from 24 December 2008, being the day on which the Strategic
Cooperation Agreement was signed, to 31 March 2009 (both days inclusive), the
Company generated a total of US$139,114 of revenue under the Strategic
Cooperation Agreement.
The Directors believe that each of the New Proposed Caps is fair and reasonable and in the interests of the shareholders as a whole.

R14A.56(2), (3)

IMPLICATIONS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES
As the relevant percentage ratios are on an annual basis more than 2.5%, the Non-Exempt
Continuing Connected Transactions constitute non-exempt continuing connected transactions under R14A.35 of the Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under Rules 14A.45 to 14A.47 and 14A.48 of the Listing Rules. The Company will seek the approval of the independent Shareholders of the
New Proposed Caps. Datang, being a Connected Person of the Company by virtue of its shareholding in the Company of approximately 16.6%, is required under the Listing Rules to abstain from voting in relation to the Non-Exempt Continuing Connected Transactions.
The voting at the upcoming AGM will be taken by poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

R14.58(2)

GENERAL

R14.58(2)

The Company is principally engaged in semiconductor manufacturing and sale thereof.
Datang is a subsidiary of Datang Telecom Technology & Industry Group headquartered in
Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

An independent board committee comprising independent non-executive directors of the
Company will be formed to consider, and an independent financial adviser will be appointed to advise the independent board committee and the independent Shareholders on the New Proposed Caps.
The Company proposes to include in its AGM circular, among other things, (i) a letter from the board of Directors containing details of the New Proposed Caps, (ii) a letter from an independent financial adviser setting out its advice in connection with the New
Proposed Caps, (iii) recommendations of the independent board committee in connection with the New Proposed Caps and (iv) a notice convening the upcoming AGM (at which the
New Proposed Caps will be considered), which will be despatched to the Shareholders in accordance with the relevant requirements under the Listing Rules as soon as possible.

R2.14

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman
and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive
Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to
Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang
Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.
DEFINITIONS
In this announcement the following words have the following meanings unless the context requires otherwise:
“AGM”	an annual general meeting of the Company which is scheduled to be held on 23 June 2009;
“Announcement”	the announcement dated 8 January 2009 issued by the Company in respect of the Non-Exempt Continuing Connected Transactions;
“Circular”	the circular dated 16 January 2009 issued by the Company in respect of, among other things, the Non-Exempt Continuing Connected Transactions;
“Company”	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability and the Shares and American Depositary Shares of which are listed on the Stock Exchange and the New York Stock Exchange, respectively;
“Connected Person”	has the meaning ascribed thereto under rule 1.01 of the Listing Rules, as modified by rules 14A.11 and 14A.12 of the Listing Rules;
“Datang”	Datang Telecom Technology & Industry Holdings Co., Ltd.;
“Directors”	directors of the Company;
“EGM”	the extraordinary general meeting of the Company held on 3 February 2009 to approve, among other things, the terms of the Strategic Cooperation Agreement (including the Previous Cap);
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;
“New Proposed Caps”	the proposed caps in respect of the Non-Exempt Continuing Connected Transactions on an aggregated basis for each of the Relevant Periods;
“Non-Exempt Continuing Connected Transactions”	the transactions as provided under the Strategic Cooperation Agreement;
“Percentage Ratios”	has the meaning ascribed to it by the Listing Rules;
“PRC”	the People’s Republic of China;
“Previous Cap”	the previous cap in respect of the Non-Exempt Continuing Connected Transactions on an aggregated basis for the period commencing on 24 December 2008 and ending on the date of the upcoming AGM;
“Relevant Periods”	the 2009 Relevant Period and the 2010 Relevant Period;
“Shares”	ordinary shares of par value US$0.0004 each in the capital of the Company;
“Shareholder(s)”	holder(s) of existing Shares of the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Strategic Cooperation Agreement”	the strategic cooperation agreement dated 24 December 2008 entered into by the Company and Datang regarding the Non-Exempt Continuing Connected Transactions;
“TD-SCDMA”	Time Division-Synchronous Code Division Multiple Access, which is a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC;
“US$”	United States dollar, the lawful currency of the United States;
“2009 Relevant Period”	the period commencing on 24 June 2009 and ending on 31 December 2009; and
“2010 Relevant Period”	the period commencing on 1 January 2010 and ending on 23 December 2010.
.
Semiconductor Manufacturing International Corporation Richard R. Chang Chief Executive Officer

Shanghai, PRC

April 17, 2009